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                                        Filed by Fisher Scientific International
               pursuant to Rule 425 under the Securities Act of 1933, as amended

                                       Subject Company: PSS World Medical Inc.


[FISHER SCIENTIFIC INTERNATIONAL INC. LOGO]    [PSS WORLD MEDICAL, INC. LOGO]

FISHER SCIENTIFIC CONTACTS                     PSS WORLD MEDICAL CONTACT
MEDIA:                                         INVESTORS:
Name: Gia Oei                                  Name: David A. Smith
Phone: (603) 929-2489                          Phone: 904-332-3334

INVESTORS:
Name: Robert J. Gagalis
Phone: (603) 929-2346

                FISHER SCIENTIFIC INTERNATIONAL, INC. TO ACQUIRE
                    PSS WORLD MEDICAL, INC. FOR $840 MILLION

        COMBINATION EXPANDS FISHER LEADERSHIP IN KEY HEALTHCARE MARKETS;
                PRO FORMA 2001 COMBINED REVENUE OF $4.8 BILLION;
                    ACCRETIVE TO EARNINGS / REDUCES LEVERAGE


HAMPTON, N.H. AND JACKSONVILLE, FLA., JUNE 22, 2000 -- Fisher Scientific International Inc. (NYSE:FSH), the world leader serving science, and PSS World Medical Inc. (NASDAQ: PSSI), a leading specialty marketer and distributor of medical products, today announced that their boards of directors have approved a definitive agreement for Fisher Scientific to acquire PSS World Medical in a tax-free, stock-for-stock transaction. Under the terms of the agreement, 0.3121 of a share of Fisher common stock will be exchanged for each outstanding PSS World Medical share. Based on Fisher's June 21, 2000 closing price of $38 per share, the value of the transaction is approximately $840 million or $11.86 per PSS share, a premium of 20% over PSS' closing price on the same day.

The acquisition of PSS World Medical represents an extension of Fisher's long-term strategy of expanding into markets related to existing businesses. The combined company will have leadership positions in both the scientific research and healthcare market segments. Year 2001 projected results are estimated at approximately $4.8 billion in revenue, $352 million of earnings before interest, taxes, depreciation and amortization (EBITDA), and $1.75 of cash earnings per share. The transaction, which will be accounted for as a purchase, is expected to be accretive to earnings per share in the first year and reduce Fisher's leverage from approximately 4.7x to 3.9x EBITDA.

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2 - Fisher Scientific to acquire PSS World Medical


"PSS World Medical brings leadership positions in key healthcare market segments -- physician offices, diagnostic imaging, and long-term care," said Paul M. Montrone, chairman and chief executive officer of Fisher Scientific. "Together, we will serve healthcare, scientific research and other markets totaling $67 billion spanning the globe, with opportunities to further expand our reach overseas. PSS will add three important healthcare verticals to Alchematrix, our industry leading e-commerce solution. We believe that Fisher Scientific's expertise in operational and financial management will enhance PSS World Medical's strengths in sales and marketing."

Patrick C. Kelly, chairman and chief executive officer of PSS World Medical, added, "We are delighted to join forces with Fisher Scientific. Our shareholders will be able to participate in the upside potential created by this strategic combination. Our customers will see an enhanced range of products and services and will have better access to Fisher Scientific's world-class technology. Finally, employees will be part of a growing company that is well-positioned to be the industry leader."

The companies expect to achieve pre-tax synergies of approximately $30 million phased in during the next three years. Key areas for achieving these benefits include leveraging the purchasing power, operational efficiencies and e-commerce infrastructure of the combined companies and working capital improvements. Following the close of the transaction, Mr. Kelly and Hugh Brown, an outside member of PSS' board of directors, will join the Fisher board increasing the total number of directors to 11.

The acquisition is subject to approval by regulatory agencies and both companies' shareholders, and satisfaction of certain other conditions. A majority of Fisher's shareholders, including affiliates of Thomas H. Lee Company, have agreed to vote in favor of the transaction. Completion of the transaction is anticipated to occur in the fourth quarter of 2000. Lazard Freres & Co. LLC served as the financial advisor for Fisher Scientific, and Donaldson, Lufkin & Jenrette Securities Corporation represented PSS World Medical.


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3 - Fisher Scientific to acquire PSS World Medical



As the world leader in serving science, Fisher Scientific (www.fishersci.com) is the global source of laboratory supplies and equipment, e-commerce procurement technology and related services for research, healthcare, science education and occupational safety. Alchematrix (www.alchematrix.com), a business-to-business e-commerce subsidiary of Fisher Scientific, incorporates all of the capabilities and functionalities of fishersci.com, the world's largest and most comprehensive virtual marketplace for buying scientific supplies.

PSS World Medical is a specialty marketer and distributor of medical products to physicians, alternate-site imaging centers, long-term care providers and hospitals through 110 service centers in all 50 states and five European countries. Since its inception in 1983, PSS has become a leader in the three market segments that it serves with a focused, market-specific approach to sales, marketing and customer service.




WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS WHEN THEY BECOME AVAILABLE REGARDING THE TRANSACTION DESCRIBED IN THIS COMMUNICATION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

     * FISHER SCIENTIFIC'S JOINT PROXY STATEMENT / PROSPECTUS, INCLUDING ANY PRELIMINARY AND FINAL PROXY STATEMENT, REGISTRATION STATEMENT ON FORM S-4, ANY PRELIMINARY OR FINAL PROSPECTUS INCLUDED IN SUCH REGISTRATION STATEMENT, AND ANY PROXY STATEMENT SUPPLEMENT AND EXCHANGE OFFER MATERIAL; AND

     * PSS WORLD MEDICAL'S PRELIMINARY PROXY STATEMENT, FINAL PROXY STATEMENT AND PROXY STATEMENT SUPPLEMENT.


THESE DOCUMENTS AND AMENDMENTS TO THESE DOCUMENTS HAVE BEEN OR WILL BE FILED WITH THE SEC. WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FOR FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN FOR FREE EACH OF THESE DOCUMENTS, WHEN AVAILABLE, FROM FISHER SCIENTIFIC OR PSS WORLD MEDICAL BY DIRECTING YOUR REQUEST TO:

     FISHER SCIENTIFIC INTERNATIONAL INC.    PSS WORLD MEDICAL INC.
     ONE LIBERTY LANE                        4345 SOUTHPOINT BLVD.
     HAMPTON, NH  03842                      JACKSONVILLE, FL  32216
     ATTN: ROBERT J. GAGALIS                 ATTENTION: DAVID A. SMITH

THIS COMMUNICATION INCLUDES FORWARD-LOOKING STATEMENTS. FISHER SCIENTIFIC HAS BASED THESE FORWARD-LOOKING STATEMENTS ON ITS CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. ALTHOUGH FISHER SCIENTIFIC BELIEVES THAT ITS ASSUMPTIONS MADE IN CONNECTION WITH THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCES CAN BE GIVEN THAT ITS ASSUMPTIONS AND EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS, UNCERTAINTIES AND ASSUMPTIONS. FISHER SCIENTIFIC UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. IN LIGHT OF THESE RISKS, UNCERTAINTIES AND ASSUMPTIONS, THE FORWARD-LOOKING EVENTS DISCUSSED IN THIS ANNOUNCEMENT MIGHT NOT OCCUR.

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4 - Fisher Scientific to acquire PSS World Medical



Note to Editors: Today's news release, along with other news about Fisher Scientific and PSS World Medical, is available on the Internet at http://www.fishersci.com and http://www.PSSWorldMedical.com.


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                         CONFERENCE CALL OF 6/22/00


Thank you for joining us for this call this morning.

This communication contains "forward-looking statements", which are based on current expectations and projections about future events. Although Fisher Scientific and PSS World Medical believe that the assumptions made in connection with the forward-looking statements are reasonable, no assurances can be given that the assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions.

Now let me introduce the individuals on the call from the companies' side.

     Paul Meister,     Vice Chairman and CFO of Fisher Scientific

     Bob Gagalis,      Vice President of Finance of Fisher Scientific

     Todd DuChene      Vice President, General Counsel and Secretary
                       of Fisher Scientific

     David Della Penta, President and COO of Fisher Scientific

     Patrick Kelly, Chairman and CEO of PSS World Medical

     Dave Smith, Executive Vice President and CFO of PSS World Medical

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We would like to begin by reviewing with you the structure of the transaction, then the strategic thinking behind the combination and finally the strengths of this new company. We will then open it up for questions.

We will not review the PSS earnings report in this call - that will take place in a separate call with PSS management at 3:00pm today.

First, a few financial highlights - using proforma combined 2001 estimated figures. On that basis, revenues will be reported at $4.8 billion and EBITDA of $352 million. Our EBITDA margin will be 7.3 percent, and our leverage ratio measured on a debt-to-EBITDA multiple, will be 3.5x at the end of 2001.

The transaction is structured as a tax-free exchange of shares with each PSS share being exchanged for 0.3121 Fisher shares. Based on Fisher's closing price yesterday, the transaction will be valued at $840 million, or $11.86 per PSS share, a 20-percent premium to the market.

Today, Fisher is owned principally by its management and an investor group who will continue their ownership, after the transaction. At that point, the public will own 35 percent of the company. I needn't point out that both the management and the investor group, consisting of the Thomas Lee Company, DLJ, Chase and Merrill Lynch, are strong shareholder-value-oriented investors.


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Your management team, with an 18-percent ownership has a long track record in running both this company and others over the past 25 years with, what we believe is an excellent record of creating shareholder value.

The transaction should close in the fourth quarter of this year and be immediately accretive, resulting in a cash EPS in 2001 estimated at $1.75 per share and growing significantly thereafter. Our compound annual growth rate for cash EPS for the three years through 2003 will be in excess of 30 percent.

To understand the context of this transaction, when we did our first Fisher
     IPO in 1991, this management team outlined three strategic goals for our company; goals which continue to this day.

First, to diversify into related markets. This element of our strategy resulted in a series of acquisitions and investments including, in 1995, our first major step into the healthcare business with the acquisition of CMS. The PSS transaction is a perfect next step in this strategy.

The second element of our strategy was to expand our technological leadership position. We have been engaged in what is now termed electronic commerce for over 30 years, mainly because it has been an integral part of our business.

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     We continue to invest heavily in this area with the most recent evidence being the formation of Alchematrix, our e-commerce subsidiary and the first mover in the scientific research arena - PSS brings additional technology to our electronic commerce initiatives.

The third and last strategic goal was to develop our international capabilities in markets, technology and product-sourcing and we have accomplished this through 12 transactions, which has given us a worldwide position today.

This simple strategy has yielded for our shareholders a 39-percent compounded annual return since our 1991 IPO, compared to a 17-percent return on the S&P 500 over the same 8 1/2-year period.

Now let's take a look at the combined company. Both Fisher and PSS are leaders in their respective markets. And although these markets are different, they are related by comparable products and common logistics and technology.

These markets, scientific research and healthcare, are both large and growing and the combination will provide incremental growth opportunities to both entities. These opportunities include:

     * expansion and cross-marketing of products;

     * capitalizing Fisher's global market position;


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     *    and leveraging our lead position in e-commerce.

In addition, although the value enhancement of this combination is not principally related to cost savings, there are meaningful operational efficiency and cost savings opportunities - which we estimate to be in the $30 million range over the next three years.

The principal markets served by the combined company are:

     * healthcare - in the form of medical supplies and equipment -a market estimated at $40 billion in the United States;

     * and scientific research - in the form of consumables and instrumentation - with a worldwide market presently estimated at $20 billion.

Looking at this relevant healthcare market, about 57 percent of this $40 billion market represents hospitals and independent labs, where Fisher has historically had a strong position. The diagnostic imaging division of PSS brings additional products to us for these acute care centers. PSS also has a leading position in two additional segments - physicians' offices, and long-term care.

Growth in the healthcare markets we serve has been in the range of 6 to 7 percent per year over the past five years. I don't think we have to emphasize that market


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     will continue to grow, based on demographics alone and the aging population. In addition, the market has been spurred on by a proliferation of patient testing and by the trend toward outpatient services.

The combination of PSS and Fisher in the healthcare market, creates a company covering the vast majority of locations where healthcare supplies are consumed and represents on a current basis about $2.5 billion in revenues.

Moving on to the other portion of our business, scientific research, this will represent $1.7 billion on a current basis and is a market in which we have historically been the leader.

On a long-term basis, the scientific research market has been growing at a rate of about seven percent. It reflects the growth of scientific activity, which translates into R&D spending, and it has been extremely recession resistant.

In recent years, R&D spending has been growing at rates above the long-term trend, for example the pharmaceutical industry has averaged 12 percent per year in recent years. This has been driven by the rapid growth of biotechnology including human genome studies, which are obviously in their infancy.

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In addition, the emphasis on quality across all industrial segments has driven a growing business in testing -not only for improving and maintaining product quality, but also for environmental purposes, and in recent years for assuring the safety of our food and water supplies.

As our company approaches its 100th anniversary in 2002, this transaction once again reinforces our position as the world leader in serving science, a position that will be supported by:

* our global brands - backed up by a sales and service force of over 4,000 individuals;

*    our broad customer base in the hundreds of thousands

* a global sourcing capability - including our own manufacturing facilities which produce proprietary Fisher-brand products

* an unmatched offering of hundreds of thousands of products, 80 percent of which are recurring sales

*    a worldwide technology-based end-to-end logistics service

* and finally, an e-commerce position as the first mover in the scientific research arena with domain expertise across multiple verticals

In summary, this transaction will be accretive in the first year. It is our belief that the combination of our market positions and company strengths should yield a

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     compound annual growth rate for the combined company in excess of 30 percent for cash EPS for the three years through 2003.




WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS WHEN THEY BECOME AVAILABLE REGARDING THE TRANSACTION DESCRIBED IN THIS COMMUNICATION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

     * FISHER SCIENTIFIC'S JOINT PROXY STATEMENT / PROSPECTUS, INCLUDING ANY PRELIMINARY AND FINAL PROXY STATEMENT, REGISTRATION STATEMENT ON FORM S-4, ANY PRELIMINARY OR FINAL PROSPECTUS INCLUDED IN SUCH REGISTRATION STATEMENT, AND ANY PROXY STATEMENT SUPPLEMENT AND EXCHANGE OFFER MATERIAL; AND

     * PSS WORLD MEDICAL'S PRELIMINARY PROXY STATEMENT, FINAL PROXY STATEMENT AND PROXY STATEMENT SUPPLEMENT.


THESE DOCUMENTS AND AMENDMENTS TO THESE DOCUMENTS HAVE BEEN OR WILL BE FILED WITH THE SEC. WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FOR FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN FOR FREE EACH OF THESE DOCUMENTS, WHEN AVAILABLE, FROM FISHER SCIENTIFIC OR PSS WORLD MEDICAL BY DIRECTING YOUR REQUEST TO:

     FISHER SCIENTIFIC INTERNATIONAL INC.    PSS WORLD MEDICAL INC.
     ONE LIBERTY LANE                        4345 SOUTHPOINT BLVD.
     HAMPTON, NH  03842                      JACKSONVILLE, FL  32216
     ATTN: ROBERT J. GAGALIS                 ATTENTION: DAVID A. SMITH

THIS COMMUNICATION INCLUDES FORWARD-LOOKING STATEMENTS. FISHER SCIENTIFIC HAS BASED THESE FORWARD-LOOKING STATEMENTS ON ITS CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. ALTHOUGH FISHER SCIENTIFIC BELIEVES THAT ITS ASSUMPTIONS MADE IN CONNECTION WITH THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, NO ASSURANCES CAN BE GIVEN THAT ITS ASSUMPTIONS AND EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS, UNCERTAINTIES AND ASSUMPTIONS. FISHER SCIENTIFIC UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. IN LIGHT OF THESE RISKS, UNCERTAINTIES AND ASSUMPTIONS, THE FORWARD-LOOKING EVENTS DISCUSSED IN THIS ANNOUNCEMENT MIGHT NOT OCCUR.



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